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                             July 13, 2021

       Todd Harris, Ph.D.
       President and Chief Executive Officer
       Tyra Biosciences, Inc.
       2333 State Street, Suite 201
       Carlsbad, CA 92008

                                                        Re: Tyra Biosciences,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 2,
2021
                                                            CIK No. 0001863127

       Dear Dr. Harris:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Filed on Form S-1

       Risk Factors
       Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay., page 29

   1. We note your amended disclosure that you "intend to change the delivery vehicle we use in our formulation for
TYRA-300 from polyethylene glycol 400 to a cyclodextrin based vehicle" and that
"[t]his change in formulation may result in effects and results that are different from those
observed in our completed preclinical studies to date." Please provide more
information about this change in a relevant portion of your business section and explain whether you
believe your comparisons to erdafitinib and pemigatinib, which you previously
addressed in response to comment number 7, are still appropriate.
 Todd Harris, Ph.D.
Tyra Biosciences, Inc.
July 13, 2021
Page 2

        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameTodd Harris, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameTyra Biosciences, Inc.
                                                           Office of Life
Sciences
July 13, 2021 Page 2
cc:       Matthew T. Bush
FirstName LastName